Exhibit 99.1

Li-Cycle and KION Group Form Strategic Global Lithium-Ion Battery Recycling

Partnership; Li-Cycle Announces New Spoke Development in France

KION, one of the world’s leading providers of industrial trucks and supply chain solutions, designates Li-

Cycle as its preferred global recycling partner through 2030;

Li-Cycle announces plan to develop new Spoke facility in France in support of regional commercial demand;

Li-Cycle tracking as largest leading pure-play lithium-ion battery recycler in Europe and North America,

with an expected global Spoke network capacity of over 100,000 tonnes per year

TORONTO, Ontario (March 27, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, has signed a definitive agreement (“agreement”) for a global lithium-ion battery recycling partnership with the KION Group (“KION”), a leading global provider of industrial trucks and supply chain solutions. The Company is also pleased to announce plans to develop a new lithium-ion battery recycling facility in France, underpinned by regional commercial demand, including KION’s lithium-ion battery recycling needs.

Under the partnership, Li-Cycle will recycle lithium-ion batteries from KION’s global brands using its proprietary and innovative submerged shredding technology that is safe, environmentally friendly, and cost-effective. The agreement, which is for an initial period until 2030, has designated Li-Cycle as KION’s preferred global recycling partner to ensure that KION batteries are recycled sustainably.

“Li-Cycle is excited to be designated as KION’s preferred global recycling partner, as we continue to grow and diversify our customer portfolio to advance our expansion plans in Europe and help drive a sustainable and localized battery ecosystem,” said Tim Johnston, co-founder and Executive Chair of Li-Cycle. “Through our partnership, Li-Cycle expects to support both KION’s recycling needs and KION’s ability to align with the EU’s battery regulations. Together, we will build a circular battery supply chain and further support the clean energy transition.”

“With this strategic partnership, we are taking an important step towards the circular economy that we want to implement for our products,” said Henry Puhl, chief technology officer of KION. “The collaboration with Li-Cycle will further strengthen our position in the area of sustainability.”

“Li-Cycle’s sustainable Spoke & Hub process enables up to 95 percent of the mass of a lithium-ion battery to be recovered and the critical minerals contained in those batteries to be used to manufacture new batteries,” commented Andreas Krinninger, member of the Executive Board of KION. “This makes us one of the pioneers in the material handling industry in the field of recovery and recycling of lithium-ion batteries.”

KION currently has a global fleet of more than 1.7 million industrial trucks, which includes forklift and warehouse trucks, and is the largest industrial truck manufacturer in the EMEA region. Through the partnership, batteries from KION’s electric industrial trucks will be recycled in a safe and environmentally friendly manner to support the development of a sustainable, innovative, and localized battery supply chain in Europe. Li-Cycle expects to commence recycling of KION’s batteries at its Spoke in Germany, with start-up expected in mid-2023.

Li-Cycle Expands European Spoke Network Plans to France

The Company is expanding its planned European Spoke network with the development of a new recycling facility in France. The growing lithium-ion battery ecosystem in France represents one of Europe’s largest battery end-of-life and cell manufacturing markets. This Spoke will be located in Harnes, in the Northern part of the country, where large global automotive OEMs have an established presence, and where plans to build three battery gigafactories have recently been announced.

As Li-Cycle continues to expand its operations in Europe, it is leveraging a highly replicable business model that the Company has proven in the North American market. The Company continues to strategically deploy Spoke recycling capacity in close proximity to key sources of supply of lithium-ion batteries and leverage its patented technology to continue to build upon its first mover advantage with an environmentally sustainable process.

Johnston commented, “Consistent with our strategy, Li-Cycle continues to scale in lockstep with our customers. As we advance the deployment of our highly replicable and proven Spoke & Hub model into the European market, our Spoke in France will better position us to support KION and the accelerating market growth in the country.”

Xavier Bertrand, President of the Hauts-de-France region where the France Spoke will be located, commented, “Hauts-de-France is proud to have been chosen by Li-Cycle to set up its first Spoke in France. This investment is very good news for our Region. Firstly, because it will create jobs, but above all, because it represents a new milestone for the ‘Battery Valley’ we are building in Hauts-de-France.”

Li-Cycle’s Spoke in France will be constructed in an existing building site with access to renewable energy. The plant is expected to have initial processing capacity of up to 10,000 tonnes of lithium-ion battery material per year, with optionality to expand to up to 25,000 tonnes per year. The France Spoke is expected to leverage Li-Cycle’s ‘Generation 3’ Spoke technology, which has the capability to directly process full electric vehicle (EV) and energy storage battery packs without any manual dismantling to enhance safety and cost-effectiveness. The France Spoke is expected to become operational in 2024 and is expected to bring Li-Cycle’s future planned capacity across its global Spoke network to more than 100,000 tonnes of lithium-ion battery material per year.

Li-Cycle’s first European Spoke will be located in Germany and will leverage the Company’s ‘Generation 3’ Spoke technology. The Germany Spoke is expected to be the Company’s largest Spoke facility to-date, with processing capacity for 30,000 tonnes of lithium-ion battery material per year, including main line and ancillary processing capacity. Li-Cycle is also developing a ‘Generation 3’ Spoke in Norway, which is expected to have processing capacity of up to 10,000 tonnes of lithium-ion battery material per year.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About the KION Group

The KION Group is one of the world’s leading providers of industrial trucks and supply chain solutions. Its full spectrum of services includes industrial trucks, such as forklift trucks and warehouse trucks, as well as integrated automation technologies and software solutions for the optimization of supply chains—including all related services. The KION Group’s solutions ensure the smooth flow of materials and information in customers’ warehouses, production plants, and distribution centers in over 100 countries.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about Li-Cycle’s plans to develop a Spoke in France; Li-Cycle’s expectation that the France Spoke will become operational in 2024, that it will have initial processing capacity of up to 10,000 tonnes of lithium-ion battery material per year, with optionality to expand to up to 25,000 tonnes per year, and that it will bring Li-Cycle’s future planned capacity across its global Spoke network to more than 100,000 tonnes per year; Li-Cycle’s expectation that it will build a circular battery supply chain with KION; Li-Cycle’s expectation that it will initially recycle KION’s batteries at its Spoke in Germany; Li-Cycle’s expectation that its Germany Spoke will be its largest Spoke facility to-date, with the processing capacity of 30,000 tonnes of lithium-ion battery material per year; and Li-Cycle’s expectation that its Norway Spoke will have processing capacity of up to 10,000 tonnes of lithium-ion battery material per year. These statements are based on various assumptions, whether or not identified in this press release, made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle projects; the processing capacity and production of Li-Cycle facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-

Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to obtain a loan of up to $375 million from the U.S. Department of Energy’s Advanced Technology Vehicles Manufacturing program; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; expected regulatory processes and outcomes in connection with Li-Cycle’s business; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke network in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting.

These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” and elsewhere in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on February 6, 2023.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable law. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessment as of any date subsequent to the date of this press release.

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